SCHEDULE 14A
                    Proxy Statement Pursuant to Section 14(a)
            of the Securities Exchange Act of 1934 (Amendment No. __)


Filed by the Registrant [ ]

Filed by a Party other than the Registrant    [x]

Check the appropriate box:

[  ]     Preliminary Proxy Statement
[  ]     Confidential, for Use of the Commission Only (as permitted by
         Rule 14a-6(e)(2))
[  ]     Definitive Proxy Statement
[  ]     Definitive Additional Materials
[X ]      Soliciting Material Pursuant to ss. 240.14a-12

                             Mylan Laboratories Inc.

                (Name of Registrant as Specified In Its Charter)

                                 Carl C. Icahn,
                   Barberry Corp., Hopper Investments LLC and
                         High River Limited Partnership


    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

[X]      No fee required.

[   ]    Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

     1) Title of each class of securities to which transaction applies:



     2) Aggregate number of securities to which transaction applies:



     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):



         4)       Proposed maximum aggregate value of transaction:



         5)       Total fee paid:



[  ]     Fee paid previously with preliminary materials.

[  ]     Check box if any part of the fee is offset as provided by Exchange  Act
Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1) Amount Previously Paid:



     2) Form, Schedule or Registration Statement No.:



     3) Filing Party:



     4) Date Filed:



     On November 19, 2004, High River Limited Partnership delivered a letter to Mylan Laboratories, Inc. ("Mylan"), which letter is attached hereto.



     SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY MR. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF MYLAN LABORATORIES INC. FOR USE AT ITS SPECIAL MEETING WHEN AND IF THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF MYLAN LABORATORIES INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN A PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 14A FILED BY MR. ICAHN AND HIS AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 14, 2004 WITH RESPECT TO MYLAN LABORATORIES INC. THAT SCHEDULE 14A IS CURRENTLY AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE.

                         High River Limited Partnership
                          767 Fifth Avenue - 47th Floor
                            New York, New York 10153


                                                     November 19, 2004


Board of Directors
Mylan Laboratories, Inc.
1500 Corporate Drive - Suite 400
Canonsburg, Pennsylvania  15317-8574


Ladies and Gentlemen:

     Over the course of a lengthy conversation held in our office on September 10, 2004, Mr. Coury led us to understand, in substance, that he wanted Mylan to engage in the King Pharmaceuticals, Inc. ("King") acquisition because of his skepticism regarding the future growth potential of the generic drug industry and his belief that the acquisition of King was the best and basically the only alternative for Mylan. However, as the largest Mylan shareholder, we are not persuaded that there is no growth potential in the generic drug industry and we believe that there are much better alternatives for Mylan than the acquisition of King. In fact, in light of the many risks associated with King, we believe that an acquisition of King would be an egregious mistake. We are therefore making the proposal set forth below.

     We are willing to purchase Mylan at $20 per share. (1) We would be prepared to enter into an acquisition contract with Mylan without requiring a break-up fee. This would allow Mylan to seek alternative buyers while we are doing a customary due diligence. In this regard, we have had informal discussions that lead us to believe that at least three synergistic buyers would also have an interest in acquiring Mylan on, but only on, a friendly basis. To our knowledge, Mylan has not previously shown any indication to competitors that it would be willing to entertain "friendly" bids and offer due diligence. However, it should be noted that there can be no assurance that such transactions would emerge.

     If you determine that you cannot at this time put Mylan up for sale or grant due diligence because of the current King contract, we are willing to stand by our $20 per share proposal until such time that either Mylan shareholders vote the King deal down or you determine that you are legally free to put Mylan up for sale and grant due diligence.

     In order to underscore the sincerity of our proposal, we are prepared to negotiate an agreement not to wage a proxy fight to unseat Mr. Coury and the existing Mylan Board during the next 2 years (thereby, in our opinion, putting our existing investment in Mylan of over $450 million at risk), if we do not proceed with the acquisition following the completion of due diligence. We anticipate that diligence would not take more than 6 weeks. We are ready to meet with you as soon as possible.

--------
1 As you are aware the contract with King contemplates other offers and provides for a break-up fee in that regard.

     By entering into the King agreement, the Board has determined to change the direction of Mylan from a generics company to a much riskier hybrid focusing on branded products. The Board appears willing to pay $4 billion to accomplish this transition and what is even more preposterous, the Board appears willing to allow an untested Robert Coury to run this new and highly complicated venture. Additionally, the recent developments at King have highlighted the tremendous risks inherent in this acquisition, about which we have been complaining, and have turned the entire situation into a three-ring circus.

     The corporate scandals of the past few years have brought a major sea change concerning directors and their personal responsibility. Board members can no longer blithely hide behind the business judgment rule and opinion letters of advisors when exercising their corporate authority. We believe that now, more than ever, shareholders of companies, our courts and the citizens of our country at large, demand that boards act responsibly and be held responsible for their actions. If the Board determines to proceed with any new King acquisition without first submitting to shareholders the alternative outlined above, such action would, in our view, constitute a quintessential example of a board abrogating its responsibility. Do not doubt that we will hold Mylan's Board members personally responsible for any breach of fiduciary duty associated with these matters.

                                             Very truly yours,

                                             High River Limited Partnership

                                             By: Hopper Investments LLC,
                                                     its general partner

                                             By: Barberry Corp., sole member


                                             By: /s/ Carl C. Icahn
                                             Name: Carl C. Icahn
                                             Title:   Chairman of the Board